UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number: 001-34804

LINIU TECHNOLOGY GROUP

(FORMERLY IAO KUN GROUP HOLDING COMPANY LIMITED)

(Translation of registrant’s name into English)

18/F Shangcheng International Building,

Tianhe North Road, Guangzhou, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On August 28, 2017, Liniu Technology Group (the “Company”) issued a press release announcing that, pursuant to the approval of its board of directors and the vote of its shareholders at a general extraordinary meeting held on August 24, 2017, the Company effected a 1-for-6 reverse share split of its issued and outstanding ordinary shares. The reverse split is intended to increase the per share trading price of the Company’s ordinary shares to enable the Company to satisfy the minimum bid price requirement for continued listing on the NASDAQ Capital Market.

The 1-for-6 reverse share split will automatically convert six current ordinary shares of the Company into one new ordinary share. No fractional shares will be issued, and no cash or other consideration will be paid. Instead, the Company will issue one whole share of the post-split ordinary shares to any shareholder of record who otherwise would have received a fractional share as a result of the reverse split. Trading in the Company’s ordinary shares on a split-adjusted basis commenced at market open on August 29, 2017. The Company’s ordinary shares will continue to trade on the NASDAQ Capital Market under its existing symbol LINU with a new CUSIP number of G54971208.

The Fourth Amended and Restated Memorandum and Articles of Association of the Company was amended and restated by the deletion in their entirety and the substitution in their place of the Fifth Amended and Restated Memorandum and Articles of Association to reflect the reverse share split.

Copies of the Fifth Amended and Restated Memorandum and Articles of Association and the press release are attached hereto as Exhibits 3.1 and 99.1, respectively.

Financial Statements and Exhibits.

Exhibit No.	Description

3.1	Fifth Amended and Restated Memorandum and Articles of Association

99.1	Press Release dated August 28, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 30, 2017	LINIU TECHNOLOGY GROUP

	By:	/s/ Yip Cheuk Fai
Name: Yip Cheuk Fai Title: Chief Financial Officer